July 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Suzanne Hayes

Irene Paik

Re:                             Apollo Endosurgery, Inc.

Registration Statement on Form S-1

1120 South Capital of Texas Highway

Austin, TX 78746

File No. 333-207905

Acceleration Request

Requested Date:      July 19, 2017

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-218741) (the “Registration Statement”) to become effective on July 19, 2017 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes each of John McKenna, Mark Weeks and Josh Seidenfeld of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Mark Weeks at (650) 843-5011, or in his absence, Josh Seidenfeld at (650) 843-5862.

Very truly yours,

Apollo Endosurgery, Inc.

By:	/s/ Stefanie Cavanaugh
	Name:	Stefanie Cavanaugh
	Title:	Chief Financial Officer

cc:                                Todd Newton, Apollo Endosurgery, Inc.

John T. McKenna, Cooley LLP

Mark B. Weeks, Cooley LLP

Josh Seidenfeld, Cooley LLP

Robert F. Charron, Ellenoff Grossman & Schole LLP

Michael F. Nertney, Ellenoff Grossman & Schole LLP